Exhibit 99.50
UPSIZE TERM SHEET
A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada. The final short form base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the final short form base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Desjardins Capital Markets at ecm@desjardins.com.
This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.
The securities described in this document have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws and may not be offered or sold in the United States, except in transactions exempt from the registration requirements of the 1933 Act and any applicable state securities laws. This document does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States.

The Issuer:	Aya Gold & Silver Inc. (the “Company”)
Offering:	Treasury offering of 9,363,300 common shares (the “Shares”).
Amount:	$125,000,055 prior to the Over-Allotment Option
Issue Price:	$13.35 per Share (“Issue Price”)
Over-Allotment Option:
Up to an additional 15% of the Shares (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 30 days after and including the Closing Date, at the sole discretion of the underwriters, for the purpose of covering over-allotments.

Use of Proceeds:
The net proceeds of the Offering will be used to advance Aya’s business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.

Offering Basis:
Public offering in all provinces of Canada, by way of a prospectus supplement to the Company’s short form base shelf prospectus dated June 10, 2025, and in the United States in compliance with the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by 144A thereunder and similar exemptions under applicable U.S. state securities laws. The Offering may also be made available to offshore investors pursuant to relevant prospectus or registration exemptions in accordance with applicable laws.

Underwriting Basis:	Bought deal, subject to termination clauses including “material adverse change” out, “disaster” out, “restriction on distribution” out, and “breach” out.
Listing:
The Company’s Shares trade on the Toronto Stock Exchange (the “Exchange”) under the symbol “AYA”. The Company will use its best efforts to obtain the necessary approvals to list the Shares on the Exchange, which listing shall be a closing condition to the Offering.

Eligibility:	The Shares will be qualified investments under the Income Tax Act (Canada) for registered accounts.
Underwriting Fee:	4.5% cash commission.
Bookrunner:	Desjardins Capital Markets.
Closing Date:	On or about June, 19 2025 or such other date as the Company and the Bookrunner may agree (the “Closing Date”).